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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Devine, Matthew		December 2, 2002
	c/o RailAmerica, Inc. 5300 Broken Sound Boulevard, NW (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			RailAmerica, Inc. (NYSE: RRA)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Boca Raton, FL 33487 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		VP - Corporate Development
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock, par value $.001 per share		65		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		11/5/01 (1)	11/5/11		Common Stock	10,000		$12.74		D

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		6/20/02 (2)	6/20/12		Common Stock	10,000		$10.20		D

Explanation of Responses:

(1) Thirty three and one-third percent (33 1/3%) of such options became exercisable on each of 11/5/01 and 11/5/02 and an additional thirty three and one-third percent (33 1/3%) of such options will become exercisable on 11/5/03.

(2) Thirty three and one-third percent (33 1/3%) of such options became exercisable on June 20, 2002 and an additional thirty three and one-third percent (33 1/3%) of such options will become exercisable on each of June 20, 2003 and June 20, 2004.

/s/ Matthew Devine	December 6, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.